2nd Floor, S.E. Pearman Building
9 Par-la-Ville Road,
Hamilton, HM 11 Bermuda

July 26, 2017

VIA EDGAR AND EMAIL

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549

Attention:  Justin Dobbie

Golar LNG Partners LP

Registration Statement on Form F-3 (File No. 333-219065)

Dear Mr. Dobbie:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Golar LNG Partners LP hereby requests acceleration of the effectiveness of the above-captioned Registration Statement to 4:00 p.m. on July 28, 2017, or as soon thereafter as practicable.  Please contact Catherine Gallagher of Vinson & Elkins L.L.P., at (202) 639-6544, with any questions you may have concerning this request.

[Signature page follows.]

Very truly yours,

Golar LNG Partners LP

By:	/s/ Brian Tienzo
	Name:	Brian Tienzo
	Title:	Principal Financial Officer

cc:                    John Stickel,

Securities and Exchange Commission